Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

August 31, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Accelerated Return Notes®	August 24, 2017	ARN-76
Accelerated Return Notes®	August 24, 2017	ARN-77
Bear Accelerated Return Notes®	August 24, 2017	ARN-78
23.50% per annum (11.75% for the term of the securities) Autocallable Reverse Convertible Securities due February 28, 2018	August 28, 2017	F436
Buffered Accelerated Return Equity Securities due October 3, 2018	August 28, 2017	K867
Digital Buffered Notes due March 3, 2021	August 28, 2017	K868
Buffered Accelerated Return Equity Securities due September 3, 2019	August 28, 2017	K869
Buffered Return Equity Securities due March 5, 2019	August 28, 2017	K877
Capped Leveraged Index Return Notes®	August 24, 2017	LIRN-44
STEP Income Securities®	August 24, 2017	STEPS-9

Autocallable Market-Linked Step Up Notes	August 24, 2017	SUN-116
Absolute Return Digital Barrier Securities due September 1, 2022	August 28, 2017	T1073
Accelerated Barrier Notes due September 1, 2022	August 28, 2017	T1078
Trigger Step Securities	August 28, 2017	T1082
Trigger Step Securities	August 28, 2017	T1083
Digital Plus Barrier Notes due August 31, 2023	August 29, 2017	T1085
Absolute Return Barrier Securities due September 3, 2019	August 29, 2017	T1094
Digital Plus Barrier Notes due August 31, 2023	August 28, 2017	T1099
Trigger Autocallable Notes	August 29, 2017	T1105
9.00% per annum Contingent Coupon Autocallable Yield Notes due February 28, 2020	August 28, 2017	U2202
7.00% per annum Contingent Coupon Autocallable Yield Notes due November 30, 2018	August 28, 2017	U2203

5.00% per annum Contingent Coupon Callable Yield Notes due August 31, 2022	August 28, 2017	U2204
5.25% per annum Contingent Coupon Autocallable Yield Notes due February 28, 2019	August 28, 2017	U2215
8.00% per annum Contingent Coupon Autocallable Yield Notes due August 31, 2018	August 28, 2017	U2216
10.25% per annum Contingent Coupon Autocallable Yield Notes due August 31, 2020	August 28, 2017	U2218
7.00% per annum Contingent Coupon Callable Yield Notes due August 31, 2027	August 28, 2017	U2221
5.60% per annum Callable Contingent Coupon Buffered Securities due August 31, 2022	August 28, 2017	U2228
Step-Up Contingent Coupon Callable Yield Notes due August 31, 2027	August 28, 2017	U2229
Step-Up Contingent Coupon Autocallable Yield Notes due August 31, 2022	August 28, 2017	U2230
6.00% per annum Callable Daily Range Accrual Securities due February 28, 2025	August 28, 2017	U2232

Callable Contingent Income Securities due February 28, 2020	August 25, 2017	U2259
Trigger Autocallable Contingent Yield Notes	August 29, 2017	U2260
Trigger Autocallable Contingent Yield Notes	August 29, 2017	U2261
Airbag Autocallable Yield Notes	August 29, 2017	U2263
Trigger Autocallable Contingent Yield Notes	August 29, 2017	U2264ABC
8.00% per annum Contingent Coupon Autocallable Yield Notes due August 31, 2020	August 28, 2017	U2273